SE

18005104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section FEB 28 2018 Washington DC

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SEC FILE NUMBER
8- 16938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dupree & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 South Mill Street
(No. and Street)

Lexington	KY	40507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen E. Grimes, III (859)254-7741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dean Dorton Allen Ford, PLLC
(Name – *if individual, state last, first, middle name*)

106 West Vine St, Ste 600	Lexington	KY	40507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

yw

OATH OR AFFIRMATION

I, Allen E. Grimes, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dupree & Company, Inc., as of January 23, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORTON

DEAN DORTON ALLEN FORD, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Dupree & Company, Inc. (the Company) as of December 31, 2017 and 2016, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dean Dorton Allen Ford, PLLC

We have served as the Company's auditor since 2009.

Lexington, Kentucky
February 23, 2018

DUPREE & COMPANY, INC.

Statements of Financial Condition

December 31, 2017 and 2016

	2017	2016
Assets		
Current assets:		
Cash and cash equivalents	$ 92,246	$ 208,883
Accounts receivable	615,342	626,060
Receivables from non-customers	-	49,992
Prepaid expenses	28,489	29,126
Total current assets	736,077	914,061
Trading securities, at market	23,049	20,136
Notes receivable	-	19,085
Property and equipment, net	37,475	53,825
Total assets	$ 796,601	$ 1,007,107
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 73,220	$ 9,309
Accrued expenses	27,872	31,120
Total liabilities	101,092	40,429
Stockholders' equity:		
Common stock, no par value, 6,800 shares authorized, issued and outstanding, 68 shares voting and 6,732 shares nonvoting	68,000	68,000
Additional paid-in capital	4,406	4,406
Retained earnings	623,103	894,272
Total stockholders' equity	695,509	966,678
Total liabilities and stockholders' equity	$ 796,601	$ 1,007,107

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Income

Years ended December 31, 2017 and 2016

	2017	2016
Revenue:		
Investment advisory and transfer agent fees	$ 7,326,312	$ 7,678,623
Interest and dividends	606	1,965
Unrealized gain on trading securities	2,010	2,685
Total revenue	7,328,928	7,683,273
Expenses:		
Salaries	2,681,064	2,595,399
Shareholder maintenance and dealer agreements	388,166	351,831
Professional fees	275,821	309,572
Taxes and licenses	224,101	227,647
Insurance	114,770	112,231
Rent	108,347	103,505
Maintenance and repairs	89,067	100,176
Dues and subscriptions	82,229	75,997
Marketing	73,069	37,429
Travel and entertainment	29,654	17,454
Office supplies & expenses	19,988	30,629
Depreciation	16,350	16,427
Regulatory fees	12,280	10,879
Bank service charges	11,535	9,711
Contributions	10,500	14,000
Telephone	9,074	8,841
Postage and shipping	5,040	4,708
Other operating expenses	12	300
Total expenses	4,151,067	4,026,736
Net income	$ 3,177,861	$ 3,656,537

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2017 and 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2015	$ 68,000	$ 4,406	$ 1,019,680	$ 1,092,086
Net income	-	-	3,656,537	3,656,537
Dividends	-	-	(3,781,945)	(3,781,945)
Balances, December 31, 2016	68,000	4,406	894,272	966,678
Net income	-	-	3,177,861	3,177,861
Dividends	-	-	(3,449,030)	(3,449,030)
Balances, December 31, 2017	$ 68,000	$ 4,406	$ 623,103	$ 695,509

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Cash Flows

Years ended December 31, 2017 and 2016

		2017		2016
Cash flows from operating activities:				
Net income	$	3,177,861	$	3,656,537
Adjustments to reconcile net income to net cash provided by operating activities:				
Unrealized gain on trading securities		(2,913)		(2,685)
Depreciation		16,350		16,427
Increase (decrease) in cash and cash equivalents due to changes in:				
Accounts receivable		10,718		10,333
Prepaid expenses		637		(7,435)
Accounts payable		63,911		1,034
Accrued expenses		(3,248)		9,267
Net cash provided by operating activities		3,263,316		3,683,478
Cash flows from investing activities:				
Purchase of property and equipment		-		(3,829)
Payments received on notes receivable		19,085		24,183
Net cash provided by investing activities		19,085		20,354
Cash flows from financing activities:				
Dividend distributions		(3,449,030)		(3,781,945)
Stockholder advance		49,992		(25,563)
Net cash used in financing activities		(3,399,038)		(3,807,508)
Net decrease in cash and cash equivalents		(116,637)		(103,676)
Cash and cash equivalents, beginning of year		208,883		312,559
Cash and cash equivalents, end of year	$	92,246	$	208,883
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Income taxes	$	96,183	$	98,569

See accompanying notes.

DUPREE & COMPANY, INC.

Notes to the Financial Statements

1. Description of the Organization

Dupree & Company, Inc. (the Company), a Kentucky corporation, was organized in 1962 for the purpose of being a securities broker. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exclusively engaged in investment advisory and transfer agent services for Dupree Mutual Funds (the Funds), a related party (see Note 6).

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less. At times, balances in the Company's cash accounts may exceed Federal Deposit Insurance Corporation insured levels. The Company has not experienced any losses on such accounts. Management believes the Company is not exposed to any significant risk on bank deposits.

Accounts Receivable

Accounts receivable consist of amounts due from the Funds, primarily for fees billed for investment advisory and transfer agent services and are generally unsecured. The Company's management considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. If amounts become uncollectible, they will be charged to operations when the determination is made. If amounts previously written off are collected, they will be credited to income when received.

Trading Securities

Trading securities, which includes equity securities with readily determinable fair values, are measured at fair value in the statements of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. The

2. Summary of Significant Accounting Policies, continued

Property and Equipment, continued

gain or loss on the sale of property and equipment is recorded in the year of disposition. The Company has a capitalization threshold of $500. Repairs and maintenance costs are expensed as incurred.

Depreciation expense during 2017 and 2016 was $16,350 and $16,427, respectively. The Company has no planned major maintenance activities.

Accrued Compensated Absences

Employees are required to use all their sick days, vacation days, and personal days during the year, with no carryover to the next business year. As such, no accrual for compensated absences is required.

Revenue Recognition

The majority of the Company's revenues are derived from investment advisory and transfer agent fees. The investment advisory and transfer agent fees are billed monthly and recorded as revenue when earned. Interest income is recorded in the year in which it is earned.

Marketing Expense

The Company expenses all costs associated with marketing shares of the Funds as they are incurred. Marketing expense was $73,069 and $37,429 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the stockholders report their respective shares of federal income or loss on their own tax returns. Because of the Company's tax status, the financial statements do not reflect a federal tax provision or any related tax assets and liabilities. Federal income taxes will be paid by the Company's stockholders. State and local taxes of $27,872 and $31,120, have been accrued as of December 31, 2017 and 2016, respectively.

Accounting principles generally accepted in the United States of America require management to evaluate the tax position taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax position taken by the Company and as of December 31, 2017, there are no uncertain tax positions that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company is subject to routine audits by taxing jurisdictions; however there are no audits for any tax periods in progress. The Company's income is no longer subject to federal or state income tax examinations by tax authorities for tax years before 2014.

2. Summary of Significant Accounting Policies, continued

Subsequent Events

Subsequent events occurring after the date of this report have been evaluated for potential impact to this report through the date the financial statements were issued. There were no subsequent events to report that would have a material effect on the Company's financial statements.

3. Trading Securities

Trading securities consist of the following as of December 31, 2017 and 2016:

	2017		2016	
	Market	Cost	Market	Cost
NASDAQ Stock, 300 shares	$ 23,049	$ 2,200	$ 20,136	$ 2,200

The Company has determined the fair value of its trading securities through application of GAAP. Trading securities valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Trading securities valued using Level 2 inputs are based primarily on quoted prices for similar trading securities in active or inactive markets. Trading securities valued using Level 3 inputs are primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the trading security. Valuation techniques utilized to determine fair value are consistently applied.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2017				
Trading securities	$ 23,049	$ 23,049	$ -	$ -
December 31, 2016				
Trading securities	$ 20,136	$ 20,136	$ -	$ -

The following is a description of the valuation methodology used for assets measured at fair value. There were no changes in the methodology used to measure fair value during the year ended December 31, 2017.

Trading securities: Valued at the closing price reported on the active market on which the individual securities are traded.

4. Property and Equipment

Property and equipment consists of the following as of December 31, 2017 and 2016:

	2017	2016
Office furniture and equipment	$ 288,023	$ 288,023
Leasehold improvements	28,224	28,224
	316,247	316,247
Less accumulated depreciation	(278,772)	(262,542)
Property and equipment, net	$ 37,475	$ 53,825

5. Net Capital and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2017, the Company had net capital as defined by Rule 15c3-1 of $479,393, which was $229,393 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.211 to 1.

As of December 31, 2016, the Company had net capital as defined by Rule 15c3-1 of $663,936, which was $413,936 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.609 to 1.

6. Investment Advisory and Transfer Agent Fees

The Company serves as the investment advisor and transfer agent pursuant to an investment advisory agreement (the Agreement), renewed November 1, 2017, for the Dupree Mutual Funds Kentucky Tax-Free Income Series, a no load, mutual fund. The Agreement will continue in effect until October 31, 2018 and thereafter for annual periods, if renewed.

6. Investment Advisory and Transfer Agent Fees, continued

The Company also serves as the investment advisor pursuant to investment advisory agreements renewed November 1, 2017, which remain in effect until October 31, 2018 and thereafter for annual periods, if renewed, for the following funds:

- Dupree Mutual Funds Kentucky Tax-Free Income Series
- Dupree Mutual Funds Kentucky Tax-Free Short-to-Medium Series
- Dupree Mutual Funds Intermediate Government Bond Series
- Dupree Mutual Funds Tennessee Tax-Free Income Series
- Dupree Mutual Funds Tennessee Short-to-Medium Series
- Dupree Mutual Funds North Carolina Tax-Free Income Series
- Dupree Mutual Funds North Carolina Short-to-Medium Series
- Dupree Mutual Funds Alabama Tax-Free Income Series
- Dupree Mutual Funds Mississippi Tax-Free Income Series
- Dupree Mutual Funds Taxable Municipal Bond Series

Subject to the direction of the trustees of the Funds, the Company is to provide the Funds with investment supervisory services, office space and facilities, sales and promotional expenses, and corporate administration. As compensation for services rendered, facilities furnished, and expenses paid or assumed, the Company is to receive a fee at the annual rate of 0.50% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, 0.45% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, 0.40% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000, 0.35% of the average daily net asset value from $500,000,001 to $750,000,000, 0.30% of the average daily net asset value from $750,000,001 to $1,000,000,000, and 0.25% of the average daily net asset value in excess of $1,000,000,000. For 2017 and 2016, the Company waived investment advisory fees of $164,130 and $62,175, respectively, which are excluded from investment advisory and transfer agent fees in the accompanying statements of income.

The Company also serves as the transfer agent and dividend-disbursing agent for the Funds pursuant to an agreement dated November 1, 1997, and subsequently amended thereafter. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of 0.15% on the first $20,000,000 of net assets and 1/365 of 0.12% of net assets over $20,000,000. Additionally, the Funds reimburse the Company for out-of-pocket expenses incurred on behalf of the Funds. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges, and cost of forms.

7. Employee Benefit Plan

The Company sponsors a 401(k) plan (the Plan) for all eligible employees. The Plan specifies that employees can make contributions of up to 25% of their compensation to a maximum contribution of $18,000, plus any applicable catch-up contributions, in both 2017 and 2016. The Company does not match employee contributions.

8. Contingencies and Commitments

Rental Obligations

The Company leases its present office space under a non-cancelable lease which expires October 31, 2023.

The aggregate annual rentals for this office space are:

Year ending December 31,		
2018	$	101,725
2019		93,392
2020		93,392
2021		95,576
2022		106,494
2023		88,745
	$	579,324

Rental expense charged to operations for 2017 and 2016 was $108,347 and $103,505, respectively.

Employment Agreement

The Company entered into an employment agreement (the Agreement) with an officer of the Company. The term of the Agreement was from February 1, 2012 through February 1, 2017. Under the Agreement, the officer was to receive a base salary, subject to adjustment up or down semi-annually by the same percentage as the Company's gross management fees either increase or decrease measured as of June 30 and December 31 of each year, provided however, that the officer's base salary shall not be reduced by more than 3.5% from one year to the next, as well as additional compensation and performance bonuses.

Service Agreement

In June 2010, the Company entered into a service agreement with Fidelity National Information Services (FIS), formerly Sungard Shareholder Systems. The Company began utilizing Sungard's transfer agent software once it became fully functional in 2011. The Company agreed to pay a minimum of $9,333 per month for usage and processing fees associated with the technology system. The service agreement renews on a year-by-year basis.

Education Loan

In 2014, the Company agreed to provide an education loan to an employee in the amount of $112,000 and paid half of the amount when the agreement was executed. During 2015, the employee terminated employment, therefore breaching the contract. As a result, the Company wrote off the remaining $56,000 of the commitment. The former employee had 24 months to repay the $56,000 the Company paid on his behalf, with 5% interest. The note was paid in its entirety on July 19, 2017.

9. Concentrations and Credit Risks

The Company derives a major portion of its revenue from the Funds. During 2017 and 2016, revenues from the Funds aggregated $7,326,312 and $7,678,623, respectively. As of December 31, 2017 and 2016, amounts due from the Funds included in accounts receivable were $615,342 and $626,060, respectively.

10. Recently Issued and Adopted Accounting Pronoucements

In May 2014, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In adopting ASU 2014-09, companies may use either a full retrospective or a modified retrospective approach. Additionally, this guidance requires improved disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, FASB issued ASU 2015-14, Deferral of the Effective Date ("ASU 2015-14"), which amends ASU 2014-09. As a result, the effective date for the amendments contained in ASU 2014-09 will be the first quarter of fiscal year 2018, with early adoption permitted in the first quarter of fiscal year 2017. The adoption will use one of two retrospective application methods. The Company anticipates adopting this update in the year ending December 31, 2018 and does not expect the adoption to have a material impact on the Company's financial statements.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). This update requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This update requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The standard is effective on January 1, 2019, with early adoption permitted. The ASU is expected to impact the Company's financial statements as the Company has certain operating lease arrangements for which it is the lessee. The Company is in the process of evaluating the impact of this new guidance.

DUPREE & COMPANY, INC.

Schedule I - Computation of Net Capital
under SEC Rule 15c3-1

December 31, 2017

	Computations per Part IIA Form X-17A-5 (*Unaudited*)	Computations per Audit
Net Capital		
Stockholders' equity	$ 695,509	$ 695,509
Deductions/charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	37,475	37,475
Other assets	175,059	175,059
Net capital before haircuts on securities positions	212,534	212,534
Haircuts on securities:		
Other securities	3,582	3,582
Net capital	479,393	479,393
Minimum net capital required:		
6 2/3% of aggregate indebtedness or $250,000, whichever is greater	250,000	250,000
Excess net capital	$ 229,393	$ 229,393
Aggregate Indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses	$ -	$ 101,092
Total aggregate indebtedness	$ -	$ 101,092
Ratio of aggregate indebtedness to net capital	0 to 1	0.211 to 1

Except as noted above, there are no material differences between the preceding computations and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2017.

See report of independent registered public accounting firm.

DUPREE & COMPANY, INC.

Schedule II - Computation for Determination of Reserve
Requirements under SEC Rule 15c3-3

December 31, 2017

Dupree & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(1).

See report of independent registered public accounting firm.

DUPREE & COMPANY, INC.

Schedule III - Information Relating to Possession or
Control Requirements under SEC Rule 15c3-3

December 31, 2017

Dupree & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(1).

See report of independent registered public accounting firm.

DORTON
DEAN DORTON ALLEN FORD, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have reviewed management's statements, included in the accompanying Management Exemption Report under SEC Rule 15c3-3, in which *(a)* Dupree & Company, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and *(b)* the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Dean Dorton Allen Ford, PLLC

Lexington, Kentucky
February 23, 2018

106 W. Vine Street, Suite 600 Lexington, KY 40507 859-255-2341 phone 859-255-0125 fax
500 W. Jefferson Street, Suite 1400 Louisville, KY 40202 502-589-6050 phone 502-581-9016 fax dorton.com

DUPREE & COMPANY, INC.

Management Exemption Report under SEC Rule 15c3-3

December 31, 2017

Dupree & Company, Inc. (the Company) claims an exemption under SEC Rule 15c3-3(k)(1)-Limited business (mutual funds and/or variable annuities only). The Company affirmatively states that it has met all provisions of the aforesaid exemption throughout the year ended December 31, 2017 without exception.

[signature]

Allen E. Grimes, III, President

2/23/18

Date

See report of independent registered public accounting firm.

DUPREE & COMPANY, INC.
Financial Statements and
Supplementary Information

Years Ended December 31, 2017 and 2016
with Report of Independent Registered Public Accounting Firm

CONTENTS